Clifford J. Alexander clifford.alexander@klgates.com T + 202.778.9068 F + 202 778.9100

BY edgar transmission

September 14, 2018

Mr. David Manion
Division of Investment Management

Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:

Liberty All-Star Growth Fund, Inc.

Response to SEC Staff Comments

File Numbers 811-04537, 333-226260

Dear Mr. Manion:

This letter responds, on behalf of Liberty All-Star Growth Fund, Inc. (the “Fund”), to comments of the Staff of the Securities and Exchange Commission (“Commission”), which were communicated by telephone on September 5, 2018.

Comment 1.	On page 6 in the section on “Prospectus Summary – Investment Adviser,” add a sentence referring readers to the more detailed discussion of files on page 6 of the prospectus.

Response. We are adding the following sentence on page 6 of the prospectus: “For additional information on AAI and Portfolio Managers’ fees, see MANAGEMENT OF THE FUND – The Fund Management Agreement and the Portfolio Management Agreement.”

Comment 2.	On page 10 in the section “EXPENSES – Shareholder Transaction Expenses,” total annual expenses are reported as 1.19%, compared with 1.26% in page 21 of the Fund’s Semi-Annual Report to Shareholders. Please explain.

K&L Gates LLP 1601 K Street NW Washington DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

Response. The expense ratio of 1.19% is calculated on a pro forma basis assuming the rights offering is fully subscribed. This is disclosed in the last paragraph on page 10, which states “ the numbers shown under the Annual Expenses table are projections based on the Funds’ actual expenses for the year ended December 31, 2017, and on its projected net assets assuming the Offer is fully subscribed for at the Estimated Price of $____ per share.” To direct readers’ attention to the explanation, we are adding an asterisk (*) after “Total Annual Expense” and at the beginning of the last paragraph.

As I discussed with Ms. Brutlag, this will confirm that these changes, as well as other additions to fill in numbers that will be determined at the time the registration statement becomes effective, will be made in the definitive prospectus filed pursuant to Rule 497.

Pursuant to Rule 461, the fund hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective by 4:00 p.m. EDT on Monday, September 17, 2018, or as soon thereafter as reasonably practicable.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filings and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, please call me at 202-778-9068.

Very truly yours,

/s/ Clifford J. Alexander

Clifford J. Alexander

cc:	Ms. Samantha Brutlag
Division of Investment Management
Securities and Exchange Commission